SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC  20549

SCHEDULE 13D
(Rule 13d-101)

UNDER THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No.  )1

FIRST BANCORP
(Name of Issuer)

Common Stock, $0.10 par value per share
(Title of Class of Securities)

318672102
(CUSIP Number)

Marilyn French
Weil, Gotshal & Manges LLP
100 Federal Street, 34th Floor
Boston, Massachusetts 02110
(617) 772-8300

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

October 7, 2011
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.☐

Note.  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

____________________
1 The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. Common Stock - 318672102	(Page 2 of 14)

13D
1.		NAME OF REPORTING PERSONS Thomas H. Lee Advisors (Alternative) VI, Ltd.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)☐ (b)☒
3.		SEC USE ONLY
4.		SOURCE OF FUNDS OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6.		CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER* -0-
	8.	SHARED VOTING POWER 50,684,485
	9.	SOLE DISPOSITIVE POWER* -0-
	10.	SHARED DISPOSITIVE POWER* 50,684,485
11.		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON* 50,684,485
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13.		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)* 24.8% (1)
14.		TYPE OF REPORTING PERSON CO
*See Item 5.

(1)  Calculation based on 204,245,466 shares outstanding as of October 12, 2011 which is the aggregate of the 21,303,669 shares outstanding as reported in First BanCorp’s (the “Issuer” or the “Company”) definitive proxy statement on Schedule 14A filed on July 21, 2011 (the “Proxy”) and the 182,941,797 shares issued in connection with the transactions completed on October 7, 2011 as reported in the Company’s current report on Form 8-K filed on October 10, 2011.

CUSIP No. Common Stock - 318672102	(Page 3 of 14)

13D
1.		NAME OF REPORTING PERSONS Thomas H. Lee (Alternative) Fund VI, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)☐ (b)☒
3.		SEC USE ONLY
4.		SOURCE OF FUNDS OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6.		CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER* -0-
	8.	SHARED VOTING POWER* 27,873,153
	9.	SOLE DISPOSITIVE POWER* -0-
	10.	SHARED DISPOSITIVE POWER* 27,873,153
11.		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON* 27,873,153
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13.		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)* 13.6% (1)
14.		TYPE OF REPORTING PERSON PN
*See Item 5.

(1)  Calculation based on 204,245,466 shares outstanding as of October 12, 2011 which is the aggregate of the 21,303,669 shares outstanding as reported in the Issuer’s Proxy and the 182,941,797 shares issued in connection with the transactions completed on October 7, 2011 as reported in the Company’s current report on Form 8-K filed on October 10, 2011.

CUSIP No. Common Stock - 318672102	(Page 4 of 14)

13D
1.		NAME OF REPORTING PERSONS Thomas H. Lee (Alternative) Parallel Fund VI, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)☐ (b)☒
3.		SEC USE ONLY
4.		SOURCE OF FUNDS OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6.		CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER* -0-
	8.	SHARED VOTING POWER* 18,874,216
	9.	SOLE DISPOSITIVE POWER* -0-
	10.	SHARED DISPOSITIVE POWER* 18,874,216
11.		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON* 18,874,216
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13.		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)* 9.2% (1)
14.		TYPE OF REPORTING PERSON PN
*See Item 5.

(1)  Calculation based on 204,245,466 shares outstanding as of October 12, 2011 which is the aggregate of the 21,303,669 shares outstanding as reported in the Issuer’s Proxy and the 182,941,797 shares issued in connection with the transactions completed on October 7, 2011 as reported in the Company’s current report on Form 8-K filed on October 10, 2011.

CUSIP No. Common Stock - 318672102	(Page 5 of 14)

13D
1.		NAME OF REPORTING PERSONS Thomas H. Lee (Alternative) Parallel (DT) Fund VI, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)☐ (b)☒
3.		SEC USE ONLY
4.		SOURCE OF FUNDS OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6.		CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER* -0-
	8.	SHARED VOTING POWER* 3,296,946
	9.	SOLE DISPOSITIVE POWER* -0-
	10.	SHARED DISPOSITIVE POWER* 3,296,946
11.		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON* 3,296,946
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13.		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)* 1.6% (1)
14.		TYPE OF REPORTING PERSON PN
*See Item 5.

(1)  Calculation based on 204,245,466 shares outstanding as of October 12, 2011 which is the aggregate of the 21,303,669 shares outstanding as reported in the Issuer’s Proxy and the 182,941,797 shares issued in connection with the transactions completed on October 7, 2011 as reported in the Company’s current report on Form 8-K filed on October 10, 2011.

CUSIP No. Common Stock - 318672102	(Page 6 of 14)

13D
1.		NAME OF REPORTING PERSONS THL FBC Equity Investors, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)☐ (b)☒
3.		SEC USE ONLY
4.		SOURCE OF FUNDS OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6.		CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER* -0-
	8.	SHARED VOTING POWER* 640,170
	9.	SOLE DISPOSITIVE POWER* -0-
	10.	SHARED DISPOSITIVE POWER* 640,170
11.		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON* 640,170
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13.		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)* 0.3% (1)
14.		TYPE OF REPORTING PERSON PN
*See Item 5.

(1)  Calculation based on 204,245,466 shares outstanding as of October 12, 2011 which is the aggregate of the 21,303,669 shares outstanding as reported in the Issuer’s Proxy and the 182,941,797 shares issued in connection with the transactions completed on October 7, 2011 as reported in the Company’s current report on Form 8-K filed on October 10, 2011.

Item 1. Security and Issuer.

This Statement on Schedule 13D (“Schedule 13D”) is being filed jointly on behalf of the THL Reporting Persons (as defined below in Item 2) with respect to the shares of common stock (“Common Stock”), $0.10 par value per share, of First BanCorp, a Puerto Rico chartered financial holding company (the “Issuer” or the “Company”).  The Issuer’s principal executive offices are located at 1519 Ponce de León Avenue, Stop 23, Santurce, Puerto Rico.

Item 2.  Identity and Background.

(a)
This Schedule 13D is being filed jointly on behalf of the following persons (each a “Reporting Person” and collectively, the “THL Reporting Persons”): (1) Thomas H. Lee Advisors (Alternative) VI, Ltd., a Cayman Islands limited company (“Advisors VI”); (2) Thomas H. Lee (Alternative) Fund VI, L.P., a Cayman Islands limited partnership (“Fund VI”); (3) Thomas H. Lee (Alternative) Parallel Fund VI, L.P., a Cayman Islands limited partnership (“Parallel Fund VI”); (4) Thomas H. Lee (Alternative) Parallel (DT) Fund VI, L.P., a Cayman Islands limited partnership (“DT Fund VI”); and (5) THL FBC Equity Investors, L.P., a Cayman Islands limited partnership (“FBC Fund”, and together with Fund VI, Parallel Fund VI and DT Fund VI, the “Funds”).  The Funds are all direct holders of the Common Stock, and are herein also referred to as “THL.”  Information in respect of each THL Reporting Person is given solely by such THL Reporting Person and no THL Reporting Person has responsibility for the accuracy or completeness of information supplied by any other THL Reporting Person

(b)
The principal business address and principal office of the THL Reporting Persons is c/o Walkers Corporate Services Limited, Walker House, 87 Mary Street, Georgetown, Grand Cayman, KY1-9001.

(c)
Advisors VI is principally engaged in the business of serving as the general partner of THL Advisors (Alternative) VI, L.P., which is principally engaged in the business of serving as a general partner of the Funds.

(d)-(e)
During the last five years, none of the THL Reporting Persons, have been (1) convicted in a criminal proceeding (excluding traffic violations and other similar misdemeanors) or (2) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

The THL Reporting Persons have entered into a Joint Filing Agreement, dated October 14, 2011, a copy of which is attached as Exhibit 1 hereto.

Item 3.  Source and Amount of Funds or Other Consideration.

As more fully described in Item 4 below, on May 26, 2011, the Company and Fund VI entered into an Investment Agreement, which Investment Agreement was amended and restated on July 14, 2011 (the “Investment Agreement”).  On October 6, 2011, Fund VI assigned certain of its rights under the Investment Agreement to Parallel Fund VI, DT Fund VI and FBC Fund.  Pursuant to the Investment Agreement and immediately upon the Closing (as defined therein), THL purchased in the aggregate 49,746,992 shares of Common Stock, $0.10 par value per share (“Common Stock”) for an aggregate purchase price of $174,114,472 in cash (the “Investment”).  Pursuant to the Investment, Fund VI received 27,362,845 shares of Common Stock, Parallel Fund VI received 18,528,663 shares of Common Stock, DT Fund VI received 3,236,585 shares of Common Stock, and FBC Fund received 618,899 shares of Common Stock.

Subsequent to the Closing, in a related transaction, on October 12, 2011, THL purchased in the aggregate 937,493 shares of Common Stock from third-party investors that had purchased such shares at the Closing for an aggregate purchase price of $3,281,225.50 in cash (the “Reallocation”).  Pursuant to the Reallocation, Fund VI obtained an additional 510,308 shares of Common Stock, Parallel Fund VI obtained an additional 345,553 shares of Common Stock, DT Fund VI obtained an additional 60,361 shares of Common Stock, and FBC Fund obtained an additional 21,271 shares of Common Stock.

The funds used by THL to pay both such purchase price amounts were obtained from the respective Funds’ limited partners pursuant to commitments made by such partners to the Funds for the purpose of making investments in securities.

Item 4. Purpose of Transaction.

THL acquired the Common Stock for investment purposes.

On June 28, 2011, the Company issued a press release stating that the transaction (the “Transaction”) will help to compel the conversion of the Series G Preferred Stock, substantially strengthen its capital ratios and reinforce the Company’s position as the second largest banking franchise in Puerto Rico.

The Transaction

Pursuant to the Investment Agreement and immediately upon the Closing, as defined therein, THL purchased in the aggregate 49,746,992 shares of Common Stock, $0.10 par value per share (“Common Stock”) – of which Fund VI received 27,362,845 shares of Common Stock, Parallel Fund VI received 18,528,663 shares of Common Stock, DT

Fund VI received 3,236,585 shares of Common Stock, and FBC Fund received 618,899 shares of Common Stock

THL has agreed that it and its affiliates will not acquire collectively more than 24.9% of the outstanding shares of any class of the Company’s voting securities or make any acquisition that would result in THL or its affiliates owning, collectively, more than 33.3% of the total equity of the Company as those terms are defined in the Bank Holding Company Act and the regulations of the Board of Governors of the Federal Reserve System promulgated thereunder.

In connection with the completion of the Investment (and the transactions related thereto) the Company converted all of its outstanding shares of Fixed Rate Cumulative Mandatorily Convertible Preferred Stock, Series G into an aggregate of 32,941,797 shares of Common Stock. The United States Department of Treasury (“Treasury”) was the sole owner of record of the Company’s Fixed Rate Cumulative Mandatorily Convertible Preferred Stock, Series G.

The following is a description of the material terms of the Investment Agreement and the Securities:

Board Representation. Pursuant to the Investment Agreement, upon satisfaction of all legal and governance requirements, the Company shall appoint Thomas M. Hagerty to the Board of Directors of the Company (the “Board”). THL’s right to appoint a member of the Board will remain in effect for so long as THL owns at least 25% or more of the shares of Common Stock purchased by THL in the Investment (the “Qualifying Ownership Interest”).

The Board will cause Mr. Hagerty to be appointed to two committees of the Board, as requested, so long as THL maintains its Qualifying Ownership Interest and subject to all legal and governance requirements regarding service as director of the Company and in so far as Mr. Hagerty or any future designee of THL qualifies to serve on such committees under applicable rules of the NYSE, the Securities Exchange Commission, the Company’s corporate governance guidelines, the charter of such committees and other applicable regulatory requirements.  The Company is required to recommend to its stockholders the election of Mr. Hagerty or another designee of THL to the Board at the Company’s annual meeting, subject to satisfaction of all legal and governance requirements, for as long as THL holds a Qualifying Ownership Interest. So long as it holds a Qualifying Ownership Interest, THL may also, subject to applicable law, appoint a non-voting Board observer to attend meetings of the Board.

Registration Rights. Pursuant to the Investment Agreement, the Issuer agreed to file as promptly as practicable, and in any event within 90 days after the Closing Date, a registration statement under the Securities Act of 1933 to register the resale of the shares of Common Stock acquired by THL in the Investment and Reallocation.  In addition, the Investors are entitled to piggyback registration rights in respect of such shares.

Preemptive Rights. Pursuant to the Investment Agreement, so long as THL maintains its Qualifying Ownership Interest, at such time as the Issuer may sell Common Stock, THL has the right to acquire from the Issuer up to the amount of Common Stock required to maintain its percentage of Common Stock interest in the Issuer at the same level as it was before such new issuance of Common Stock.

The foregoing summary of the Investment Agreement is not intended to be complete and is qualified in its entirety by reference to the full text of the Investment Agreement attached hereto as Exhibit 2, and incorporated herein by reference.

The Reallocation

Subsequent to the Closing, in a related transaction, on October 12, 2011, THL purchased in the aggregate 937,493 shares of Common Stock from third-party investors for an aggregate purchase price of $3,281,225.50 in cash (the “Reallocation”).  Each of the third-party investors involved in the Reallocation had purchased shares from the Company on October 7, 2012 in transactions related to the Investment.  Pursuant to the Reallocation, Fund VI received 510,308 shares of Common Stock, Parallel Fund VI received 345,553 shares of Common Stock, DT Fund VI received 60,361 shares of Common Stock, and FBC Fund received 21,271 shares of Common Stock.

Item 5.  Interest in Securities of the Company.
(a)-(b)
The response to Item 4 is incorporated herein by reference.  As of October 17, 2011, THL collectively owns 50,684,485 shares of Common Stock (or 24.8% of Common Stock (based on 204,245,466 shares of Common Stock outstanding as of October 17, 2010, which is the aggregate of the 21,303,669 shares outstanding as reported in the Company’s definitive proxy statement on Schedule 14A filed on July 21, 2011 and the 182,941,797 shares issued in connection with the transactions completed on October 7, 2011 as reported in the Company’s current report on Form 8-K filed on October 10, 2011).

By virtue of the relationship among the THL Reporting Persons described herein, the THL Reporting Persons may be deemed to share beneficial ownership with respect to the shares reported herein.  Except to the extent of a pecuniary interest therein, each of the THL Reporting Persons expressly disclaims the existence of such beneficial ownership.

Fund VI may be deemed to beneficial own 27,873,153 shares of Common Stock (or 13.6% of Common Stock (based on 204,245,466 shares of Common Stock outstanding as of October 17, 2010, which is the aggregate of the 21,303,669 shares outstanding as reported in the Company’s definitive proxy statement on Schedule 14A filed on July 21, 2011 and the 182,941,797 shares issued in connection with the transactions completed on October 7, 2011 as reported in the Company’s current report on Form 8-K filed on October 10, 2011)).

Parallel Fund VI may be deemed to beneficial own 18,874,216 shares of Common Stock (or 9.2% of Common Stock (based on 204,245,466 shares of Common Stock outstanding as of October 17, 2010, which is the aggregate of the 21,303,669 shares outstanding as reported in the Company’s definitive proxy statement on Schedule 14A filed on July 21, 2011 and the 182,941,797 shares issued in connection with the transactions completed on October 7, 2011 as reported in the Company’s current report on Form 8-K filed on October 10, 2011)).

DT Fund VI may be deemed to beneficially own 3,296,946 shares of Common Stock (or 1.6% of Common Stock (based on 204,245,466 shares of Common Stock outstanding as of October 17, 2010, which is the aggregate of the 21,303,669 shares outstanding as reported in the Company’s definitive proxy statement on Schedule 14A filed on July 21, 2011 and the 182,941,797 shares issued in connection with the transactions completed on October 7, 2011 as reported in the Company’s current report on Form 8-K filed on October 10, 2011)).

FBC Fund may be deemed to beneficially own 640,170 shares of Common Stock (or 0.3% of Common Stock (based on 204,245,466 shares of Common Stock outstanding as of October 17, 2010, which is the aggregate of the 21,303,669 shares outstanding as reported in the Company’s definitive proxy statement on Schedule 14A filed on July 21, 2011 and the 182,941,797 shares issued in connection with the transactions completed on October 7, 2011 as reported in the Company’s current report on Form 8-K filed on October 10, 2011)).

Advisors VI, as the general partner THL Advisors (Alternative) VI, L.P., the general partner of the Funds, may be deemed to be the beneficial owner, or to hold shared voting or dispositive power, of 50,684,485 shares (or 24.8% of Common Stock (based on 204,245,466 shares of Common Stock outstanding as of October 17, 2010, which is the aggregate of the 21,303,669 shares outstanding as reported in the Company’s definitive proxy statement on Schedule 14A filed on July 21, 2011 and the 182,941,797 shares issued in connection with the transactions completed on October 7, 2011 as reported in the Company’s current report on Form 8-K filed on October 10, 2011)).

(c)
The responses to Items 3 and 4 of this Schedule 13D are incorporated herein.

(d) Not applicable.

(e) Not applicable.

Item 6.   Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

The responses set forth in Item 4 hereof are incorporated by reference in their entirety.

In connection with the Transaction, THL made certain commitments (the “Commitments”) to the Board of Governors of the Federal Reserve System to ensure that THL will not, among other things, exercise or attempt to exercise a controlling influence over the management or policies of the Company or any of its subsidiaries for purposes of the Bank Holding Company Act of 1956. The Commitments are attached hereto as Exhibit 4 and are incorporated herein by reference.

Pursuant to Rule 13d-1(k) promulgated under the Exchange Act, the THL Reporting Persons entered into an agreement on October 17, 2011 with respect to the joint filing of this Statement and any amendment or amendments hereto (the “Joint Filing Agreement”). The Joint Filing Agreement is attached hereto as Exhibit 1 and incorporated herein by reference.

Except as referenced above or as described in Item 4 hereof, there are no contracts, arrangements, understandings or relationships among the persons named in Item 2 or between such persons and any other person with respect to any securities of the Company.

Item 7.  Material to be Filed as Exhibits.

EXHIBIT 1

Joint Filing Agreement, by and among the THL Reporting Persons, dated as of October 17, 2011.

EXHIBIT 2

Investment Agreement, dated as of July 14, 2011, between First BanCorp and Thomas H. Lee (Alternative) Fund VI, L.P. (incorporated by reference to Exhibit 10.1 to First BanCorp’s Current Report on Form 8-K, filed on July 19, 2011).

EXHIBIT 3

Assignment Agreement, dated as of October 6, 2011, between Thomas H. Lee (Alternative) Fund VI, L.P., Thomas H. Lee (Alternative) Parallel Fund VI, L.P., Thomas H. Lee (Alternative) Parallel (DT) Fund VI, L.P., and THL FBC Equity Investors, L.P.

EXHIBIT 4

Passivity Commitments Letter, dated as of October 5, 2011, from Thomas H. Lee (Alternative) Fund VI, L.P., Thomas H. Lee (Alternative) Parallel Fund VI, L.P., Thomas H. Lee (Alternative) Parallel (DT) Fund VI, L.P., THL FBC Equity Investors, L.P. and certain other affiliates of THL to the Board of Governors of the Federal Reserve System.

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Dated:  October 17, 2011

THOMAS H. LEE ADVISORS (ALTERNATIVE) VI, LTD.

By:	/s/ Charles P. Holden
	Name:	Charles P. Holden
	Title:	Treasurer

THOMAS H. LEE (ALTERNATIVE) FUND VI, L.P.

By:	THL ADVISORS (ALTERNATIVE) VI, L.P. its general partner
By:	THOMAS H. LEE ADVISORS (ALTERNATIVE) VI, L.P., its general partner

By:	/s/ Charles P. Holden
	Name:	Charles P. Holden
	Title:	Treasurer

THOMAS H. LEE (ALTERNATIVE) PARALLEL FUND VI, L.P.

By:	THL ADVISORS (ALTERNATIVE) VI, L.P. its general partner
By:	THOMAS H. LEE ADVISORS (ALTERNATIVE) VI, L.P., its general partner

By:	/s/ Charles P. Holden
	Name:	Charles P. Holden
	Title:	Treasurer

[Signature Page to 13D]

THOMAS H. LEE (ALTERNATIVE) PARALLEL (DT) FUND VI, L.P.

By:	THL ADVISORS (ALTERNATIVE) VI, L.P. its general partner
By:	THOMAS H. LEE ADVISORS (ALTERNATIVE) VI, L.P., its general partner

By:	/s/ Charles P. Holden
	Name:	Charles P. Holden
	Title:	Treasurer

THL FBC EQUITY INVESTORS, L.P.

By:	THL ADVISORS (ALTERNATIVE) VI, L.P. its general partner
By:	THOMAS H. LEE ADVISORS (ALTERNATIVE) VI, L.P., its general partner

By:	/s/ Charles P. Holden
	Name:	Charles P. Holden
	Title:	Treasurer

[Signature Page to 13D]